Retirement Plan for Eligible Directors/Trustees

Each  Director/Trustee  (who  is  not  an  employee  of  any of  the Funds,  the
Advisor, Administrator or Distributor or any of their affiliates) may be entitled to certain benefits upon retirement from the Board. Pursuant to the Plan, the normal retirement date is the date on which the eligible Director/Trustee has attained age 65 and has completed at least ten years of continuous and non-forfeited service with one or more of the investment companies advised by LMC (or its affiliates) (collectively, the "Covered Funds"). Each eligible Director/Trustee is entitled to receive from the Covered Fund an annual benefit commencing on the first day of the calendar quarter coincident with or next following his date of retirement equal to 5% of his compensation multiplied by the number of such Director/Trustee's years of service (not in excess of 15 years) completed with respect to any of the Covered Portfolios. Such benefit is payable to each eligible Director in quarterly installments for ten years following the date of retirement or the life of the Director/Trustee. The Plan establishes age 72 as a mandatory retirement age for Directors/Trustees; however, Director/Trustees serving the Funds as of September 12, 1995 are not subject to such mandatory retirement. Directors/Trustees serving the Funds as of September 12, 1995 who elect retirement under the Plan prior to September 12, 1996 will receive an annual retirement benefit at any increased compensation level if compensation is increased prior to September 12, 1997 and receive spousal benefits (i.e., in the event the Director/Trustee dies prior to receiving full benefits under the Plan, the Director/Trustee's spouse (if any) will be entitled to receive the retirement benefit within the 10 year period.)

Retiring   Directors/Trustees   will   be   eligible   to   serve   as  Honorary
Directors/Trustees for one year after retirement and will be entitled to be reimbursed for travel expenses to attend a maximum of two meetings.

For more information regarding these benefits, refer to the Statement of Additional Information to the section titled "Management of the Fund".